Exhibit 99.28

FIELD TRIP HEALTH LTD.

(formerly Newton Energy Corporation)

INTERIM FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

Notice of No Auditor Review

These unaudited interim financial statements of Field Trip Health Ltd. (formerly Newton Energy Corporation) have not been reviewed by the auditors of the Corporation. This notice is being provided in accordance with Section 4.3(3)(a) of National Instrument 51-102 - Continuous Disclosure Obligations.

FIELD TRIP HEALTH LTD. (formerly Newton Energy Corporation)

Interim Statements of Financial Position
As at September 30, 2020

(Unaudited – Expressed in Canadian Dollars)

	September 30, 2020	December 31, 2019
	$	$
Assets
Current Assets
Cash	126,104	533,576
GST receivable	14,284	2,260
Prepaid expenses	17,530	6,483
Total Assets	157,918	542,319

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities	8,488	25,101
Total Liabilities	8,488	25,101

Shareholders’ Equity
Share capital	6,414,127	6,414,127
Reserves	989,124	989,124
Deficit	(7,253,821)	(6,886,033)
Total Equity	149,430	517,218
Total Liabilities and Equity	157,918	542,319

See accompanying notes to the financial statements.

Nature and Continuance of Operations (Note 1)

Basis of Preparation (Note 2)

Subsequent Events (Note 8)

Approved by the Board of Directors and authorized for issue on November 30, 2020.

“Joseph del Moral”	“Ronan Levy”
Joseph del Moral, Director	Ronan Levy, Director

FIELD TRIP HEALTH LTD. (formerly Newton Energy Corporation)

Interim Statements of Loss and Comprehensive Loss

For the nine-month periods ended September 30, 2020 and 2019
(Unaudited – Expressed in Canadian Dollars)

	For the three months ended September 30, 2020	For the three months ended September 30, 2019	For the nine months ended September 30, 2020	For the nine months ended September 30, 2019
	$	$	$	$
Operating costs and expenses
Accounting and legal	35,808	11,253	49,527	19,933
Advertising and promotion	-	425	-	2,280
Consulting and directors’ fees	13,000	13,000	39,000	31,500
Insurance	2,041	1,850	5,987	5,442
Office and miscellaneous	1,936	4,330	10,229	8,376
Share-based payments	-	-	-	80,160
Travel and business development	27	2,698	27	18,843
Transaction costs	249,319	-	249,319	-
Regulatory and filing fees	6,043	1,761	13,717	9,991
Loss before other items	(308,174)	(35,317)	(367,806)	(176,525)
Foreign exchange gain	18	-	18	-
Interest income	-	1,750	-	1,754
Net and comprehensive loss for the period	(308,156)	(33,567)	(367,788)	(174,771)
Weighted average of common shares
Weighted average of common shares outstanding	795,106	795,106	795,106	795,106
Basic and diluted loss per share	(0.39)	(0.04)	(0.46)	(0.03)

See accompanying notes to the financial statements.

FIELD TRIP HEALTH LTD. (formerly Newton Energy Corporation)

Interim Statements of Changes in Equity
(Unaudited – Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Reserves	Deficit	Total Equity
		$	$	$	$
Balance at January 1, 2019	795,106	6,414,127	902,030	(6,646,290)	669,867
Net loss for the period	-	-	-	(174,771)	(174,771)
Share-based payments	-	-	80,160	-	80,160
Balance at September 30, 2019	795,106	6,414,127	982,190	(6,821,061)	575,256

Balance at January 1, 2020	795,106	6,414,127	989,124	(6,886,033)	517,218
Net loss for the period	-	-	-	(367,788)	(367,788)
Balance at September 30, 2020	795,106	6,414,127	989,124	(7,253,821)	149,430

*The Company completed an 8:1 consolidation of its share capital effective September 30, 2020. These interim financial statements are presented on a post-consolidation basis.

See accompanying notes to the financial statements.

FIELD TRIP HEALTH LTD. (formerly Newton Energy Corporation)

Interim Statements of Cash Flows

(Unaudited – Expressed in Canadian Dollars)

	For the nine months ended September 30, 2020	For the nine months ended September 30, 2019
Cash provided by (used for)	$	$
Operating activities
Net loss for the period	(367,788)	(174,771)
Items not involving the use of cash:
Share-based payments	-	80,160
	(367,788)	(94,611)
Change in non-cash working capital:
GST receivable	(12,024)	2,355
Prepaid expenses and deposits	(11,047)	(958)
Accounts payable and accrued liabilities	(16,613)	(23,560)
Net cash used in operating activities	(407,472)	(116,774)
Decrease in cash	(407,472)	(116,774)
Cash, beginning of the period	533,576	692,858
Cash, end of the period	126,104	576,084
Supplementary cash flow information
Interest received	-	1,754

See accompanying notes to financial statements.

FIELD TRIP HEALTH LTD. (formerly Newton Energy Corporation)

Notes to the Interim Financial Statements

As at and for the nine months ended September 30, 2020 and 2019
(Unaudited – Expressed in Canadian Dollars)

1.      NATURE AND CONTINUANCE OF OPERATIONS

Field Trip Health Ltd. (formerly Newton Energy Corporation) (“Field Trip”, the “Corporation” or the “Company”) is domiciled and incorporated in Canada. The address of the Corporation’s registered office is 30 Duncan Street, Suite 401, Toronto, Ontario M5V 2C3. Effective September 30, 2020, the Company changed its name from Newton Energy Corporation to Field Trip Health Ltd., consolidated its outstanding common shares on the basis of one (1) post-consolidation share to eight (8) pre-consolidation shares, and delisted its shares from the NEX board of the TSX Venture Exchange.

As of September 30, 2020, the Corporation was in the process of a reverse take-over transaction. Please see Note 8 “Subsequent Events”.

These interim financial statements were approved and authorized for issuance by the Board of Directors on November 30, 2020.

2.      BASIS OF PREPARATION

These interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standards (“IAS”) 34, Interim Financial Reporting. These interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Corporation’s audited annual financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS.

These interim financial statements were prepared on the basis that the Corporation will continue to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Corporation has no operating revenues, working capital of $149,430 as at September 30, 2020, a net loss of $367,788 and negative cash flow from operating activities of $407,472 for the nine-month period ended September 30, 2020.

The Corporation’s continuing operations as intended is dependent upon its ability to raise sufficient funds in order to finance any acquisition and administrative expenses. The Corporation has no assurance that such financing will be available or be available on favorable terms. Factors that could affect the availability of financing include the Corporation’s performance (as measured by numerous factors including the progress and results of its projects), the state of international debt and equity markets, investor perceptions and expectations and the global financial markets. If successful, the Corporation would obtain additional financing through, but not limited to, the issuance of additional equity.

3.     SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies that have been used in the preparation of these interim financial statements are summarized in the audited financial statements of the Corporation for the year ended December 31, 2019. These interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2019.

FIELD TRIP HEALTH LTD. (formerly Newton Energy Corporation)

Notes to the Interim Financial Statements

As at and for the nine months ended September 30, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES, continued

a)     Significant accounting judgments, estimates and assumptions

The preparation of the Corporation’s interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the interim financial statements and reported amounts of revenues and expenses during the reporting periods. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The most significant judgement applying to the Corporation’s financial statements is the assessment of the Corporation’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty.

b)      New accounting standards and recent pronouncements

The Corporation does not expect that the changes to IFRS that are effective as of January 1, 2020 will have a significant impact on the Corporation’s results of operations or financial positions.

4.     SHARE CAPITAL

a)	Authorized

Unlimited number of common voting shares.
Unlimited number of preferred shares issuable in series.

Effective September 30, 2020, the Company consolidated its share capital on the basis of eight (8) pre-consolidation common shares to one (1) post-consolidation common share.

b)	Issued and outstanding Common Shares

	Number of Shares	Amount
Issued and outstanding as at December 31, 2019	795,106	$6,414,127
Issued and outstanding as at September 30, 2020	795,106	$6,414,127

   c)     Share-based Compensation

Reserves	$
Balance at December 31, 2019	982,190
Options granted to directors, officers and consultants during the period	-
Balance at September 30, 2020	982,190

FIELD TRIP HEALTH LTD. (formerly Newton Energy Corporation)

Notes to the Interim Financial Statements

As at and for the nine months ended September 30, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

4.      SHARE CAPITAL, continued

d)	Stock Option Plan

The Corporation’s stock option plan provides for issuance of stock options to directors, officers, employees and consultants. The options can be granted for a maximum length of five years and vesting terms are at the discretion of the Board of Directors.

The continuity of stock options is as follows:

	2020		2019
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$		$
Balance, beginning of the year	79,139	2.24	29,139	2.96
Granted	-	-	50,000	1.76
Expired	4,688	8.00
Balance, end of the year	74,451	1.84	79,139	2.24

The following stock options were outstanding and exercisable as at September 30, 2020:

Issue Date	Number of Options	Exercise Price	Remaining Contractual Life (Years)
January 4, 2018	24,451	$2.00	January 4, 2023
May 10, 2019	50,000	$1.76	May 10, 2024
Total	74,451
Weighted average years to expiry			3.17

For the nine months ended September 30, 2020, the Corporation recorded $nil (2019 - $80,160) in share-based payment expense to operations. The fair value of the options granted during the fiscal 2019 year was determined using the Black-Scholes option pricing method with the following weighted average assumptions:

2019
Risk-free interest rate	1.61
Expected life of options	5 years
Expected volatility	228.24%
Dividend rate	Nil

FIELD TRIP HEALTH LTD. (formerly Newton Energy Corporation)

Notes to the Interim Financial Statements

As at and for the nine months ended September 30, 2020 and 2019

(Unaudited – Expressed in Canadian Dollars)

5.	RELATED PARTY TRANSACTIONS

Remuneration of key management (includes the Corporation’s directors and executive team):

Expense by nature	September 30, 2020	September 30, 2019
	$	$
Directors’ fees	1,000	3,500
Legal fees	44,602	15,933
Consulting fees	38,000	28,000
Transactions costs	16,000	-
Total	99,602	47,433

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management. Other than as described above, the Corporation has not acquired any assets or services or provided any assets or services in any transaction with any non-arm’s length party within the nine-month periods ended September 30, 2020 and 2019.

6.      FINANCIAL INSTRUMENTS

Financial instruments consist of recorded amounts of cash and accounts payable and accrued liabilities which will result in future cash outlays. In management’s opinion, carrying amounts approximate fair values due to the short-term maturities of these items.

The Corporation classifies the fair value of these financial instruments accordingly to the following hierarchy based on the amount of observable inputs used to value the instrument.

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Cash is classified under Level 1.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly (i.e. as prices) or indirectly (i.e. derived from prices) as of the reporting date. The Corporation does not have any financial instruments classified under Level 2.

Level 3 – Valuations in the level are those with inputs for the asset or liability that are not based on observable market data. The Corporation does not have any financial instruments under Level 3.

The Corporation has exposure to the following risks:

a)	Credit risk

Management believes that the Corporation is not exposed to any significant credit risk on its financial assets. Cash includes money market accounts for which management believes the risk of loss to be remote. As at September 30, 2020 and December 31, 2019, the Corporation had no financial assets that were either past due or impaired.

FIELD TRIP HEALTH LTD. (formerly Newton Energy Corporation)

Notes to the Interim Financial Statements

As at and for the nine months ended September 30, 2020 and 2019
(Unaudited – Expressed in Canadian Dollars)

6.	FINANCIAL INSTRUMENTS, continued

b)	Liquidity risk

The Corporation manages the risk of not meeting its financial obligations as they come due through management of its capital, annual budgeting of its expenditures and cash flows, and cash flow forecasting.

c)	Market risk

i)	Interest rate risk

The Corporation has cash balances and non-interest bearing obligations. The Corporation manages its exposure to interest rate risk through fixed rate investments with no early withdrawal penalties. It is the Corporation’s policy to invest its cash reserves in low risk investments in either short term deposits in primary Canadian banking institutions or overnight money market accounts. The Corporation monitors interest rate markets to ensure that appropriate steps can be taken considering interest rate volatility.

ii)	Foreign currency risk

The Corporation’s functional and reporting currency is the Canadian dollar as expenditures and costs are made in Canada. The Corporation does not hedge foreign currency transactions.

7.	CAPITAL MANAGEMENT

The Corporation manages its capital structure and makes adjustments to it, based on the funds available to the Corporation in order to support any acquisition or merger with potential candidates and to maintain the Corporation in good standing with the various regulatory authorities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Corporation’s management to sustain future development of the Corporation. The Corporation has no debt and is not subject to externally imposed capital requirements. There were no changes in the Corporation’s management of capital during the period ended September 30, 2020.

The Corporation may make adjustments to its capital structure in light of changes in economic and market conditions which may include adjusting capital spending to manage projected financial resources, issuing new shares through public offering or private placement, and/or completing a business combination.

As at September 30, 2020, the Corporation has total capital of $149,430 (December 31, 2019, $517,218).

FIELD TRIP HEALTH LTD. (formerly Newton Energy Corporation)

Notes to the Interim Financial Statements

As at and for the nine months ended September 30, 2020 and 2019
(Unaudited – Expressed in Canadian Dollars)

8.	SUBSEQUENT EVENTS - COMPLETION OF TRANSACTION WITH FIELD TRIP PSYCHEDELICS INC.

On October 1, 2020, the Corporation completed its reverse take-over of Field Trip Psychedelics Inc. (“FTP”), a global leader in the development and delivery of technology-enabled psychedelic therapies. Pursuant to the transaction, FTP was amalgamated with a wholly-owned subsidiary of the Corporation and all Class A shares and convertible securities of FTP were exchanged for post-consolidation shares on a one-for-one basis. The pre-consolidated shares of the Corporation were delisted from the NEX board of the TSX Venture Exchange effective September 30, 2020 and were listed on the Canadian Securities Exchange on October 6, 2020. Effective October 1, 2020, the Corporation was continued under the Canada Business Corporations Act and changed its year-end to March 31.